FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of March, 2005


                                  UNILEVER N.V.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
      ---------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes ___   No _X_

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 annexed hereto are incorporated herein by reference.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          UNILEVER N. V.

                                          /S/  A. BURGMANS
                                          ----------------
                                          By   A. BURGMANS
                                               CHAIRMAN



                                          /S/  J. A. A. VAN DER BIJL
                                          --------------------------
                                          By   J. A. A. VAN DER BIJL
                                               SECRETARY





Dated:  March 30, 2005

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NUMBER                   EXHIBIT DESCRIPTION

99.1 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of A. Burgmans

99.2 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of A.C. Butler

99.3 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of P.J. Cescau

99.4 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of A.R. van Heemstra

99.5 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of R.H.P. Markham

99.6 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of C.J. van der Graaf

99.7 Notification to the Netherlands Authority for the Financial Markets dated March 23, 2005, on behalf of K.B. Dadiseth